Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

December 21, 2010

VIA EDGAR

Ms. Patricia Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 21 to the registration statement ("Registration Statement") of Fairholme Funds, Inc. (the "Company") with respect to its new series, The Fairholme Allocation Fund (the "Fund").  The Post-Effective Amendment was filed with the SEC on October 25, 2010.  The Staff's comments were provided to Young Seo of this office on December 10, 2010.  The Staff's comments and the Company's responses are set forth below.

Prospectus

Comment 1:
Cover Page: The address, telephone number and the website address should be deleted from the cover page.  The phrase, "Managed by FAIRHOLME CAPITAL MANAGEMENT, L.L.C. ("Manager")", should be deleted from the cover page.

Response:	We have revised the disclosure in response to this comment.

Comment 2:
The Fund's Principal Investment Strategies: The first sentence of the first paragraph states that "The Fund seeks long-term total return."  An explanation of what is meant by "total return" should be provided.

Response:	We have revised the disclosure in response to this comment.

Comment 3:
The Fund's Principal Investment Strategies: The second sentence of the first paragraph, "The Fund's investment objective is non-fundamental and may be changed without shareholder approval" should be moved to Item 9 disclosure.

Response:	We have revised the disclosure in response to this comment.

Comment 4:	The Fund's Principal Investment Strategies: A disclosure of the mix of allocation under normal conditions should be provided.

Response:
The Fund's asset allocation will vary from time to time based on the Manager's assessment of relative fundamental values of securities and other investments in the class, the attractiveness of investment opportunities within each asset class, general market and economic conditions, and expected future returns of investments.  We believe that the following disclosure from the prospectus provides a description of the Fund's asset allocation strategy under normal circumstances:

The proportion of the Fund's portfolio invested in each asset class will vary from time to time based on the Manager's assessment of relative fundamental values of securities and other investments in the class, the attractiveness of investment opportunities within each asset class, general market and economic conditions, and expected future returns of investments.

The Fund may invest in any, all or none of the targeted asset classes at any given time.  There is no limitation on the amount of the Fund's portfolio that may be allocated to any one of these asset classes.

As a result, we have not revised the disclosure in response to this comment.

Comment 5:
The Fund's Principal Investment Strategies: The last paragraph of "The Fund's Principal Investment Strategies" section, "The Fund may also use other investment strategies and invest in other types of investments, which are described in the following section titled "Additional Information about the Fund's Investments and Risks" and the Fund's Statement of Additional Information ("SAI")" should be deleted.  If there are other principal strategies, they should be specifically disclosed in this section.  Strategies that are not principal strategies should be included in Item 9 disclosure.  In either case, a blanket disclosure such as this last paragraph should be deleted.

Response:	We have revised the disclosure in response to this comment.

Comment 6:
Principal Risks of Investing in the Fund: "Focused Portfolio and Non-Diversification Risks" is disclosure as a principal risk.  However, there does not appear to be a disclosure of a principal strategy that corresponds with such risk.  Please include a corresponding principal strategy disclosure.

Response:
The current disclosure in "The Fund's Principal Investment Strategies" section states that "[u]nder normal circumstances, the Fund seeks to achieve its investment objective by investing opportunistically in a focused portfolio of investments in the equity, fixed-income and cash and cash-equivalent asset classes".  We have included the "Focused Portfolio and Non-Diversification

Risk" in the Principal Risks section because the Fund intends to invest in a focused portfolio of investments. Accordingly, we have not revised the disclosure in response to this comment.

Comment 7:
Principal Risks of Investing in the Fund: The first sentence of the third paragraph of "The Fund's Principal Investment Strategies" states that "the Fund may invest in securities and other investments … without regard to the market capitalizations … of the issuers."  A corresponding "small- and mid-cap risk" disclosure should be included in the "Principal Risks of Investing in the Fund" section.

Response:	We have added small- and medium-capitalization risk as a principal risk in the Summary section in response to this comment.

Comment 8:
Principal Risks of Investing in the Fund: The first sentence of the last paragraph of "Principal Risks of Investing in the Fund" states that "An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency."  This disclosure should be deleted unless the Fund is advised by or sold through a bank.

Response:	We confirm that shares of the Fund will be offered and sold through banks and other depository institutions.

Comment 9:
The Fund's Portfolio Management Team: The following last two sentences of the first paragraph regarding Bruce R. Berkowitz should be deleted: "Mr. Berkowitz is responsible for the day-to-day management of the Fund's portfolio.  Members of the portfolio management team advise Mr. Berkowitz prior to executing transactions on behalf of the Fund."

Response:	We have revised the disclosure in response to this comment.

Comment 10:	The Fund's Portfolio Management Team: Please combine the disclosure regarding Charles M. Fernandez into one sentence.

Response:	We have revised the disclosure in response to this comment.

Comment 11:
Purchase and Sale of Fund Shares: The following last two sentences should be deleted:  "After you have established your account and made your first purchase, you may also make subsequent purchases by telephone, online at www.fairholmefunds.com or through an automatic investment plan.  Any questions you may have can be answered by calling Shareholder Services at 1-866-202-2263."

Response:	We have revised the disclosure in response to this comment.

Comment 12:
Additional Information About the Fund's Investments and Risks – Risks of Investing in the Fund: The second sentence of the fifth paragraph in "The Fund's Investment Objective and Investment Strategies" states that "The fixed-income securities in which the Fund invests include corporate debt securities of issuers in

… foreign countries." If foreign securities risk is a principal risk, it should be disclosed in the Summary section.

Response:
Currently, investing in foreign securities is not intended as a principal strategy of the Fund.  In the future, if such a strategy were to become a principal strategy, we would include foreign securities risk in the "Principal Risks of Investing in the Fund" in the Summary section.

Comment 13:
Additional Information About the Fund's Investments and Risks – Risks of Investing in the Fund: If any of the following risks is a principal risk, it should be included in the Summary section:  small- to medium-capitalization risk, currency risk, bank debt risk, prepayment risk, inflation risk, convertible security risk, liquidity risk and call risk.

Response:
We have added small- to medium-capitalization risk, prepayment risk, inflation risk and liquidity risk to the "Principal Risks of Investing in the Fund" section in the Summary.  We confirm that currency risk, bank debt risk, convertible security risk and call risk are currently not principal risks of investing in the Fund.

Comment 14:
Privacy Notice: The disclosure that "(THIS INFORMATION IS NOT A PART OF THE PROSPECTUS)" should be deleted.  The privacy notice is not required to be part of the prospectus.  However, if it is in the prospectus, then it is part of the prospectus.

Response:	In response to this comment, we have moved the privacy notice outside of the back cover of the prospectus and retained the disclaimer.

SAI

Comment 15:	Cover Page: The fiscal year for the audited financial statements of the Fairholme Fund in the first sentence of the second paragraph should be November 30, 2010.

Response:
Post-Effective Amendment No. 21 to the Registration Statement of the Company was filed for the sole purpose of registering shares of the Fund, a new series of the Company.  The financial information for the other series of the Company will be updated in subsequent post-effective amendments corresponding to the annual update of such series.  Accordingly, we have not revised the disclosure in response to this comment.

Comment 16:
Disclosure of Portfolio Holdings: This section should disclose each on-going arrangement, including ones with service providers, and describe the frequency and lag time, even if it is disclosed daily with no lag time.

Response:
The current disclosure in the "Disclosure of Portfolio Holdings" section identifies each on-going portfolio holdings disclosure arrangement of the Fund.  We have revised the disclosure to reflect that portfolio holdings information is provided pursuant to these arrangements as needed, including daily, in order for a service provider to perform its services for the Fund and with no time lag.

Comment 17:
Directors and Officers – Leadership Structure and the Board of Directors: The enhanced Board of Directors disclosure should provide a description of qualification of each individual, what each individual brings to the Fund and each person's specific expertise.

Response:
We believe that current disclosures concerning the Directors in the "Leadership Structure and the Board of Directors" section and in the "Directors and Officers" section provide a description of the qualifications of each individual, what each individual brings to the Fund and each person's specific expertise.  We have not revised the disclosure in response to this comment.

*          *         *

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/Young Seo
Young Seo

cc:           Paul T. Thomson, CCO
Paul M. Miller

SK 22146 0003 1155099